Exhibit 4.106
Dated 24 January 2018
DRYSHIPS INC.
as Corporate Guarantor

and

CREDIT SUISSE AG
as Security Trustee
GUARANTEE
relating to
a Loan Agreement dated 24 January 2018

WATSON FARLEY
&
WILLIAMS

Index
Clause		Page

1	Interpretation	1
2	Guarantee	2
3	Liability as Principal and Independent Debtor	3
4	Expenses	3
5	Adjustment of Transactions	3
6	Payments	4
7	Interest	4
8	Subordination	4
9	Enforcement	5
10	Representations and Warranties	5
11	Undertakings	8
12	Corporate Undertakings	13
13	Judgments and Currency Indemnity	15
14	Set-Off
15	Supplemental	16
16	Assignment	18
17	Notices	18
18	Invalidity of Loan Agreement	19
19	Governing Law and Jurisdiction	19

Execution

Execution Page		21

THIS GUARANTEE is made on 24 January 2018
PARTIES
(1)
DRYSHIPS INC., a corporation incorporated in the Republic of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 (the "Corporate Guarantor")

(2)
CREDIT SUISSE AG, a company incorporated in Switzerland, acting through its office at St. Alben Graben 1-3, 4051 Basel, Switzerland (the "Security Trustee", which expression includes its successors and assigns)

BACKGROUND
(A)
By a loan agreement dated 24 January 2018 (the "Loan Agreement") and made between (i) Tortuga Owners Inc., Cecilia Owning Company Limited, Faros Owners Inc. and Regina Owners Inc. as joint and several borrowers, together the "Borrowers", (ii) the banks and financial institutions listed therein as Lenders, (iii) Credit Suisse AG as Swap Bank, (iv) Credit Suisse AG as Agent and (v) the Security Trustee, it was agreed that the Lenders would make available to the Borrowers a term loan facility of up to US$90,000,000 to refinance the existing indebtedness related tom.vs. "SHIRAGA", "SAMSARA", "STAMOS" and "BALLA" (together, the "Ships").

(B)
By a master agreement on the 2002 ISDA Agreement form, and including the Schedule thereto (the "Master Agreement") dated 24 January 2018 and entered between (i) the Borrowers and (ii) the Swap Bank, pursuant to which the Swap Bank may agree upon the Borrowers' request and subject to the Swap Bank's approval to enter into Transactions with the Borrowers from time to time.

(C)
By an Agency and Trust Agreement dated the same date as, and entered into pursuant to, the Loan Agreement and the Master Agreement, it was agreed that the Security Trustee would hold the Trust Property (as defined in the Agency and Trust Agreement) on trust for the Lenders and the Swap Bank.

(D)
It is a condition precedent to the availability of the facility under the Loan Agreement and the Swap Bank entering into Transactions with the Borrowers pursuant to the terms of the Master Agreement that the Corporate Guarantor executes in favour of and delivers to the Security Trustee this Guarantee (which is one of the Guarantees referred to in the Loan Agreement).

OPERATIVE PROVISIONS
1	INTERPRETATION
1.1	Defined expressions
Words and expressions defined in the Loan Agreement shall have the same meanings when used in this Guarantee unless the context otherwise requires.
1.2	Construction of certain terms
In this Guarantee:
"bankruptcy" includes a liquidation, receivership or administration and any form of suspension of payments, arrangement with creditors or reorganisation under any corporate or insolvency law of any country.

"Compliance Certificate" means a certificate in the form set out in Schedule 1 or any other form agreed between the Corporate Guarantor and the Security Trustee.
"GAAP" means generally accepted international accounting principles as from time to time set forth by the statements of International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Committee;
"Group" means, together, the Corporate Guarantor and its subsidiaries for the time being and "member of the Group" shall be construed accordingly;
"Loan Agreement" means the loan agreement dated 24 January 2018 referred to in Recital (A) and includes any existing or future amendments or supplements, whether made with the Corporate Guarantor's consent or otherwise.
"Master Agreement" means the master agreement dated 24 January 2018 referred to in Recital (B) as from time to time amended and/or supplemented.
1.3	Application of construction and interpretation provisions of Loan Agreement
Clauses 1.2 to 1.6 of the Loan Agreement apply, with any necessary modifications, to this Guarantee.
2	GUARANTEE
2.1	Guarantee and indemnity
The Corporate Guarantor unconditionally and irrevocably:
(a)
guarantees the due payment of all amounts payable by the Borrowers (or any of them) and the punctual performance by the Borrowers (or any of them) of their obligations under or in connection with the Loan Agreement and every other Finance Document (including, for the avoidance of doubt, the Master Agreement);

(b)	undertakes to pay to the Security Trustee, on the Security Trustee's demand, any such amount which is not paid by the Borrowers (or any of them) when payable; and
(c)
fully indemnifies the Security Trustee and each other Creditor Party on the Security Trustee's demand in respect of all claims, expenses, liabilities and losses which are made or brought against or incurred by the Security Trustee or the other Creditor Party concerned as a result of or in connection with any obligation or liability guaranteed by the Corporate Guarantor being or becoming unenforceable, invalid, void or illegal; and the amount recoverable under this indemnity shall be equal to the amount which the Security Trustee or the other Creditor Party concerned would otherwise have been entitled to recover.

2.2	No limit on number of demands
The Security Trustee may serve more than one demand under Clause 2.1.

3	LIABILITY AS PRINCIPAL AND INDEPENDENT DEBTOR
3.1	Principal and independent debtor
The Corporate Guarantor shall be liable under this Guarantee as a principal and independent debtor and accordingly it shall not have, as regards this Guarantee, any of the rights or defences of a surety.
3.2	Waiver of rights and defences
Without limiting the generality of Clause 3.1, the Corporate Guarantor shall neither be discharged by, nor have any claim against any Creditor Party in respect of:
(a)	any amendment or supplement being made to the Finance Documents (including, for the avoidance of doubt, the Master Agreement);
(b)
any arrangement or concession (including a rescheduling or acceptance of partial payments) relating to, or affecting, the Finance Documents (including, for the avoidance of doubt, the Master Agreement);

(c)	any release or loss (even though negligent) of any right or Security Interest created by the Finance Documents (or any of them);
(d)
any failure (even though negligent) promptly or properly to exercise or enforce any such right or Security Interest, including a failure to realise for its full market value an asset covered by such a Security Interest; or

(e)
any other Finance Document (including, for the avoidance of doubt, the Master Agreement) or any Security Interest now being or later becoming void, unenforceable, illegal or invalid or otherwise defective for any reason, including a neglect to register it.

4	EXPENSES
4.1	Costs of preservation of rights, enforcement etc.
The Corporate Guarantor shall pay to the Security Trustee on its demand the amount of all expenses incurred by the Security Trustee or any other Creditor Party in connection with any matter arising out of this Guarantee or any Security Interest connected with it, including any advice, claim or proceedings relating to this Guarantee or such a Security Interest.
4.2	Fees and expenses payable under Loan Agreement
Clause 4.1 is without prejudice to the Corporate Guarantor's liabilities in respect of the Borrowers obligations under clause 20 of the Loan Agreement (fees and expenses) and under similar provisions of other Finance Documents (including, for the avoidance of doubt, the Master Agreement).
5	ADJUSTMENT OF TRANSACTIONS
5.1	Reinstatement of obligation to pay
The Corporate Guarantor shall pay to the Security Trustee on its demand any amount which any Creditor Party is required, or agrees, to pay pursuant to any claim by, or settlement with,

a trustee in bankruptcy of the Borrowers (or any of them) or of another Security Party (or similar person) on the ground that the Loan Agreement or any other Finance Document, or a payment by the Borrowers (or any of them) or of another Security Party, was invalid or on any similar ground.
6	PAYMENTS
6.1	Method of payments
Any amount due under this Guarantee shall be paid:
(a)	in immediately available funds;
(b)	to such account as the Security Trustee may from time to time notify to the Corporate Guarantor;
(c)	without any form of set-off, cross-claim or condition; and
(d)	free and clear of any tax deduction except a tax deduction which the Corporate Guarantor is required by law to make.
6.2	Grossing-up for taxes
If the Corporate Guarantor is required by law to make a tax deduction, the amount due to the Security Trustee shall be increased by the amount necessary to ensure that the Security Trustee and (if the payment is not due to the Security Trustee for its own account) the Creditor Party beneficially interested in the payment receives and retains a net amount which, after the tax deduction, is equal to the full amount that it would otherwise have received.
7	INTEREST
7.1	Accrual of interest
Any amount due under this Guarantee shall carry interest after the date on which the Security Trustee demands payment of it until it is actually paid, unless interest on that same amount also accrues under the Loan Agreement.
7.2	Calculation of interest
Interest under this Guarantee shall be calculated and accrue in the same way as interest under clause 5 and clause 7 of the Loan Agreement.
7.3	Guarantee extends to interest payable under Loan Agreement
For the avoidance of doubt, it is confirmed that this Guarantee covers all interest payable under the Loan Agreement, including that payable under clause 7 of the Loan Agreement.
8	SUBORDINATION
8.1	Subordination of rights of Corporate Guarantor
All rights which the Corporate Guarantor at any time has (whether in respect of this Guarantee or any other transaction) against the Borrowers (or any of them), any other Security Party or their respective assets shall be fully subordinated to the rights of the Creditor Parties under the Finance Documents; and in particular, the Corporate Guarantor shall not:
(a)
claim, or in a bankruptcy of the Borrowers (or any of them), or any other Security Party prove for, any amount payable to the Corporate Guarantor by the Borrowers (or any of them) or any other Security Party, whether in respect of this Guarantee or any other transaction;

(b)	take or enforce any Security Interest for any such amount;
(c)	claim to set-off any such amount against any amount payable by the Corporate Guarantor to the Borrowers (or any of them) or any other Security Party; or
(d)
claim any subrogation or other right in respect of any Finance Document or any sum received or recovered by any Creditor Party under a Finance Document (including, for the avoidance of doubt, the Master Agreement).

9	ENFORCEMENT
9.1	No requirement to commence proceedings against Borrowers
Neither the Security Trustee nor any other Creditor Party will need to commence any proceedings under, or enforce any Security Interest created by, the Loan Agreement or any other Finance Document (including, for the avoidance of doubt, the Master Agreement) before claiming or commencing proceedings under this Guarantee.
9.2	Conclusive evidence of certain matters
However, as against the Corporate Guarantor:
(a)	any judgment or order of a court in England, Marshall Islands or any other Pertinent Jurisdiction in connection with the Loan Agreement or any other Finance Document; and
(b)
any statement or admission of the Borrowers (or any of them) in connection with the Loan Agreement or any other Finance Document,

shall be binding and conclusive as to all matters of fact and law to which it relates.

9.3	Suspense account
The Security Trustee and any Creditor Party may, for the purpose of claiming or proving in a bankruptcy of the Borrowers (or any of them) or any other Security Party, place any sum received or recovered under or by virtue of this Guarantee or any Security Interest connected with it on a separate suspense or other nominal account without applying it in satisfaction of the Borrowers' obligations under the Loan Agreement or any other Finance Document.
10	REPRESENTATIONS AND WARRANTIES
10.1	General
The Corporate Guarantor represents and warrants to the Security Trustee as follows.

10.2	Status
The Corporate Guarantor is duly incorporated and validly existing and in good standing under the laws of the Republic of the Marshall Islands.
10.3	Corporate power
The Corporate Guarantor has the corporate capacity, and has taken all corporate action and obtained all consents necessary for it:
(a)	to execute this Guarantee; and
(b)	to make all the payments contemplated by, and to comply with, this Guarantee.
10.4	Consents in force
All the consents referred to in Clause 10.3 remain in force and nothing has occurred which makes any of them liable to revocation.
10.5	Legal validity
This Guarantee does now or will upon execution and delivery constitute the Corporate Guarantor's legal, valid and binding obligations enforceable against the Corporate Guarantor in accordance with their respective terms and subject to any relevant insolvency laws affecting creditors' rights generally.
10.6	No conflicts
The execution by the Corporate Guarantor of this Guarantee and its compliance with this Guarantee will not involve or lead to a contravention of:
(a)	any law or regulation; or
(b)	the constitutional documents of the Corporate Guarantor; or
(c)	any contractual or other obligation or restriction which is binding on the Corporate Guarantor or any of its assets.
10.7	No withholding taxes
All payments which the Corporate Guarantor is liable to make under this Guarantee may be made without deduction or withholding for or on account of any tax payable under any law of any Pertinent Jurisdiction.
10.8	No default
To the knowledge of the Corporate Guarantor, no Event of Default or Potential Event of Default has occurred.
10.9	Information
All information which has been provided in writing by or on behalf of the Corporate Guarantor to the Security Trustee or any other Creditor Party in connection with any Finance Document (including, for the avoidance of doubt, the Master Agreement) satisfied the requirements of

Clause 11.4, all audited and unaudited accounts which have been so provided satisfied the requirements of Clause 11.6 and there has been no material adverse change in the financial position or state of affairs of the Corporate Guarantor from that disclosed in the latest of those accounts.
10.10	No litigation
No legal or administrative action involving the Corporate Guarantor (other than as disclosed to the Security Trustee at the date of this Guarantee) or a Borrower (including, without limitation, any action relating to any alleged or actual breach of the ISM Code and ISPS Code) has been commenced or taken or, to the Corporate Guarantor's knowledge, is likely to be commenced or taken and which can clearly be considered material in the context of any Finance Document.
10.11	Taxes paid
The Corporate Guarantor has paid all taxes applicable to, or imposed on or in relation to the Corporate Guarantor, its business or the Ships.
10.12	ISM Code, ISPS Code and Environmental Law compliance
All requirements of the ISM Code and ISPS Code and any Environmental Law as they relate to the Corporate Guarantor, the Borrowers and the Ships have been complied with.
10.13	No immunity
Neither the Corporate Guarantor, nor any of its assets are entitled to immunity on the grounds of sovereignty or otherwise from any legal action or proceeding (which shall include, without limitation, suit attachment prior to judgement, execution or other enforcement).
10.14	No money laundering
In relation to the borrowing by the Borrowers of the Loan, the performance and discharge of its obligations and liabilities under this Guarantee, and the transactions and other arrangements effected or contemplated by the Finance Documents to which any Borrower is a party, the Corporate Guarantor confirms (i) that it is acting for its own account; (ii) that it will use the proceeds of the Loan for its own benefit, under its full responsibility and exclusively for the purposes specified in the Loan Agreement, and (iii) that the foregoing will not involve or lead to a contravention of any law, official requirement or other regulatory measure or procedure implemented to combat "money laundering" (as defined in Article 1 of Directive 2015/849/EC of the European Parliament and of the Council and/or Article 305 bis of the Swiss Penal Code).
10.15	Sanctions
The Corporate Guarantor, its directors and/or officers are not, nor act directly or indirectly on behalf of, a Restricted Party (as defined in Clause 11.14).
10.16	Repetition
The representations and warranties of the Corporate Guarantor set out in this Clause 10 shall survive the execution of the Guarantee and shall be deemed to be repeated at the commencement of each Interest Period and, if different, on each Repayment Date, with respect to the facts and circumstances existing at each such time, as if made at each such time.
11	UNDERTAKINGS
11.1	General
The Corporate Guarantor undertakes with the Security Trustee to comply with the following provisions of this Clause 11 (Undertakings) at all times during the Security Period, except as the Agent may, with the authority of the Majority Lenders, otherwise permit.
11.2	No disposal of assets
The Corporate Guarantor shall procure that no Borrower nor the Shareholder will transfer, lease or otherwise dispose of all or a substantial part of its assets, whether by one transaction or a number of transactions, whether related or not except in the usual course of its trading operations for full market value.
11.3	Change of business
The Corporate Guarantor shall not, and shall procure that no other Security Party will, make any substantial change to the nature of its business from that existing at the date of this Guarantee.
11.4	Information provided to be accurate
All financial and other information which is provided in writing by or on behalf of the Corporate Guarantor under or in connection with this Guarantee will be true and not misleading and will not omit any material fact or consideration.
11.5	Provision of financial statements
The Corporate Guarantor will send to the Security Trustee:
(a)
as soon as possible, but in no event later than 180 days after the end of each financial year of the Corporate Guarantor (commencing with the financial year ended on 31 December 2017) the annual audited consolidated financial statements of the Group certified as to their correctness by the chief financial officer or any other authorised officer or any other authorised person of the Corporate Guarantor;

(b)
as soon as possible, but in no event later than 90 days after the end of each quarter in each financial year of the Corporate Guarantor (commencing with the three-month period ending on 31 March 2018), the unaudited consolidated financial statements of the Group for that quarter, certified as to their correctness by the chief financial officer or any other authorised officer or any other authorised person of the Corporate Guarantor;

(c)
promptly after each request by the Security Trustee, such further financial or other information in respect of the financial condition, commitments and operation of any Borrower, any Ship, the Corporate Guarantor and any other member of the Group.

11.6	Form of financial statements
All accounts (audited and unaudited) delivered under Clause 11.5 will:

(a)	be prepared in accordance with all applicable laws and GAAP is applied;
(b)
give a true and fair view of the state of affairs of the Borrowers, the Corporate Guarantor and the Group at the date of those accounts and of its profit for the period to which those accounts relate; and

(c)	fully disclose or provide for all significant liabilities of the Borrowers, the Corporate Guarantor and the Group.
11.7	Shareholder and creditor notices
The Corporate Guarantor will send the Security Trustee, upon its request, copies of all communications which are despatched to the Corporate Guarantor's shareholders or creditors or any class of them unless it is clear that such communications cannot be considered material in the context of any Finance Document.
11.8	Consents
The Corporate Guarantor will maintain in force and promptly obtain or renew, and will promptly send certified copies to the Security Trustee of, all consents required:
(a)	for the Corporate Guarantor to perform its obligations under this Guarantee; and
(b)	for the validity or enforceability of this Guarantee, and the Corporate Guarantor will comply with the terms of all such consents.
11.9	Notification of litigation
The Corporate Guarantor will provide the Security Trustee with details of any legal or administrative action involving the Corporate Guarantor (other than as disclosed to the Security Trustee at the date of this Guarantee}, any Borrower, any other Security Party, the Approved Manager or any Ship as soon as such action is instituted or it becomes apparent to the Corporate Guarantor that it is likely to be instituted, unless it is clear that the legal or administrative action cannot be considered material in the context of any Finance Document.
11.10	Notification of default
The Corporate Guarantor will notify the Security Trustee as soon as the Corporate Guarantor becomes aware of:
(a)	the occurrence of an Event of Default or a Potential Event of Default; or
(b)	any matter which indicates that an Event of Default or a Potential Event of Default may have occurred, and will thereafter keep the Security Trustee fully up-to-date with all developments.
11.11	Provision of further information
The Corporate Guarantor will, upon receiving the request, provide the Security Trustee with any additional financial or other information relating:

(a)	to the Borrowers, the Group, the Corporate Guarantor, the Ships, the Shareholder, the Insurances or the Earnings; or
(b)	to any other matter relevant to, or to any provision of or a Finance Document, which may be required by the Security Trustee or any other Creditor Party at any time.
11.12	"Know your customer" checks
If:

(a)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Guarantee; or
(b)	any change in the status of the Corporate Guarantor after the date of this Guarantee;
obliges the Security Trustee to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, the Corporate Guarantor shall promptly upon the request of the Security Trustee supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Security Trustee in order for the Security Trustee to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Guarantee.
11.13	Provision of copies and translation of documents
Upon the Security Trustee's request, the Corporate Guarantor will supply the Security Trustee with a sufficient number of copies of the documents referred to above; and if the Security Trustee so requires in respect of any of those documents, the Corporate Guarantor will provide a certified English translation prepared by a translator approved by the Security Trustee.
11.14	Sanctions
(a)
The Corporate Guarantor understands that the Creditor Parties - be it due to applicable laws and/or internal rules and regulations - are prohibited from conducting business in relation to Restricted Countries or Restricted Parties.

(b)
The Corporate Guarantor confirms and undertakes that it will not transfer, make use of, or provide the benefit of, any funds received from, or services provided by, any Creditor Party to any Restricted Parties, or conduct, permit or allow any business activity related to the Ships (including, but not limited to, entering into any acquisition agreement, a (re-) financing or any charter in relation to the Ships) or related to any other Relevant Asset with any Restricted Parties or for business activities that are subject to Sanctions.

(c)
This Clause 11.14 shall not be interpreted as restricting charterers or sub-charterers to use the Ships to conduct occasional business activities with Restricted Parties or Restricted Countries (and for the purpose of this Clause 11.14, occasional business activities means activities where it is not the main purpose of such chartering contract to conduct business activities with Restricted Parties or Restricted Countries) provided such business activities are not subject to restrictions under any of the sanctions regimes as enumerated in the definition of "Restricted Parties" (irrespective of whether or not the restrictions imposed by such sanctions regimes apply to the concerned business activity).

(d)
In addition and without prejudice to the foregoing, the Corporate Guarantor shall procure that no proceeds, funds or benefit from any activity or dealing with Restricted Parties are used in discharging any obligation due or owing to the Creditor Parties or are credited to any bank account held with any Creditor Party, and that no payment to a Restricted Party is effected, whether to discharge any obligation due or owing to such person or for any other purpose, through the use of any bank account held with any Creditor Party.

In this Clause 11.14:
"Relevant Asset" means the Ships or any other vessel, asset or project in relation to which funds have been received from, or services have been provided by, the Creditor Parties;
"Restricted Countries" means, as of the date of this Guarantee, Cuba, Iran, North Korea, Sudan, Syria, the region of Crimea and/or any other country or region subject to Sanctions, as notified from time to time to the Borrowers and/or the Corporate Guarantor by the Agent and/or the Security Trustee;
"Restricted Parties" means any person, entity or party: (i) located, domiciled, resident or incorporated in a Restricted Country; or (ii) the government of a Restricted Country; or (iii) subject to Sanctions; or (iv) controlling, controlled by, or under common control with, any person, entity or party referred to under (i) to (iii) above; and
"Sanctions" means any economic sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced by (i) the United Nations; (ii) the European Union; (iii) the United States Treasury Department's Office of Foreign Assets Control ("OFAC"); (iv) the State Secretariat for Economic Affairs of Switzerland ("SECO") or the Swiss Directorate of International Law ("DIL"); (v) HM Treasury of the United Kingdom; (vi) the Monetary Authority of Singapore ("MAS") and (vii) the Hong Kong Monetary Authority ("HKMA") and/or any other body notified from time to time in writing to the Borrowers and/or the Corporate Guarantor by the Agent and/or the Security Trustee.
11.15	Anti-Corruption
(a)
The Corporate Guarantor shall not (and shall procure that none of the Borrowers or any Security Party will) directly or indirectly use the proceeds of the Loan for any purpose which would breach or might breach applicable anti-corruption laws, including, but not limited to, the UK Bribery Act of 2010 and the United States Foreign Corrupt Practices Act of 1977, each as amended.

(b)	The Borrowers shall (and shall procure that each Security Party will):
(i)	conduct its business in compliance with applicable anti-corruption laws and regulations; and
(ii)	maintain effective policies and procedures designed to promote and achieve compliance with such laws and regulations.
11.16	Financial covenants
The Corporate Guarantor shall ensure that at all times the following covenants shall be complied with:
(a)	the Working Capital shall be greater than zero;

(b)	it has Cash and Cash Equivalents of at least $15,000,000; and
(c)	the ratio of Total Net Liabilities to Net Market Value Adjusted Total Assets shall be less than 50 per cent.; and
(d)	it has a Market Value Adjusted Net Worth of at least $150,000,000.
In this Clause 11.16 (financial covenants):
"Cash and Cash Equivalents" means, at any relevant time, the aggregate of:
(a)	cash in hand or on deposit with any bank; and
(b)	any other instrument, security or investment approved by the Majority Lenders, which are free from any Security Interest and/or restrictions and to which any member of the Group is beneficially entitled at that time and which are readily available to the members of the Group and capable of being applied against any Financial Indebtedness, but also including any cash deposit which is blocked and/or otherwise restricted and/or subject to a Security Interest if the sole purpose of such deposit and/or restriction and/or Security Interest is the maintenance of a minimum liquidity covenant under borrowing arrangements of any member of the Group, as demonstrated by the Latest Financial Statements.
"Current Assets" means, at any relevant time, the amount of the current assets of the Corporate Guarantor and the members of the Group (on a consolidated basis) as shown in the Latest Financial Statements.
"Current Liabilities" means, at any relevant time, the amount of the current liabilities of the Corporate Guarantor and the members of the Group (on a consolidated basis) falling due within twelve (12) months from the relevant Testing Date less the current liabilities maturing after six (6) months of the relevant Testing Date, as shown in the Latest Financial Statements.
"Fleet Vessels" means all vessels (including the Ships) from time to time directly or indirectly owned by members of the Group.
"Latest Financial Statements" means the financial statements of the Corporate Guarantor which are required to be delivered pursuant to Clause 11.5 (provisions of financial statements) relating to a period ending on a Testing Date.
"Market Value Adjusted Net Worth" means, at any relevant time, Market Value Adjusted Total Assets less Total Liabilities.
"Market Value Adjusted Total Assets" means, at any relevant time, Total Assets adjusted to reflect the difference between the book values of all Fleet Vessels and the aggregate Market Value of all Fleet Vessels.
"Net Market Value Adjusted Total Assets" means, at any relevant time, Market Value Adjusted Total Assets less Cash and Cash Equivalents, each as shown in the Latest Financial Statements.

"Testing Date" means the last date of any semi-annual period at the end of which the financial statements of the Corporate Guarantor that are required to be delivered pursuant to Clause 11.5 (provisions of financial statements) are actually delivered.
"Total Assets" means, at any relevant time, the total assets of the Corporate Guarantor on a consolidated basis as shown in the Latest Financial Statements.
"Total Liabilities" means, at any relevant time, the total liabilities of the Corporate Guarantor at any time on a consolidated basis as shown in the Latest Financial Statements.
"Total Net Liabilities" means, at any relevant time, Total Liabilities less Cash and Cash Equivalents, each as shown in the Latest Financial Statements.
"Working Capital" means, at any relevant time, Current Assets less Current Liabilities.
11.17	Testing
The financial covenants set out in Clause 11.16 (financial covenants) shall be calculated on each Testing Date in accordance with GAAP and tested by reference to each of the financial statements of the Corporate Guarantor delivered pursuant to paragraph (a) of Clause 11.5 (provision of financial statements) or to each of the financial statements of the Corporate Guarantor in respect of the second quarter in each financial year of the Corporate Guarantor pursuant to paragraph (b) and/or each Compliance Certificate delivered pursuant to Clause 11.18 (compliance certificate).
11.18	Compliance certificate
(a)
The Corporate Guarantor shall supply to the Security Trustee, with each set of financial statements delivered pursuant to paragraph (a) of Clause 11.5 (provision of financial statements) and each set of financial statements in respect of the second quarter in each financial year of the Corporate Guarantor pursuant to paragraph (b) of Clause 11.5 (provision of financial statements), a Compliance Certificate setting out (in reasonable detail) computations as to compliance with Clause 11.16 (financial covenants) as at the date as at which those financial statements were drawn up.

(b)	Each Compliance Certificate shall be signed by the chief financial officer or any other authorised officer or any other authorised person of the Corporate Guarantor.
11.19	Valuation of Fleet Vessels
The Market Value of the Fleet Vessels shall be determined in the same manner as the Market Value of the Ships in accordance with clause 15.5 (valuation of Ships) of the Loan Agreement and all related costs, fees and expenses shall be borne by the Corporate Guarantor.
12	CORPORATE UNDERTAKINGS
12.1	General
The Corporate Guarantor also undertakes with the Security Trustee to comply with the following provisions of this Clause 12 at all times during the Security Period except as the Security Trustee may, with the authorisation of the Majority Lenders, otherwise permit.

12.2	Maintenance of status
The Corporate Guarantor will maintain its separate corporate existence and remain in good standing under the laws of the Republic of the Marshall Islands.
12.3	Maintenance of Security Interests
The Corporate Guarantor will:
(a)	at its own cost, do all that it reasonably can to ensure that any Finance Document to which it is a party validly creates the obligations and the Security Interests which it purports to create; and
(b)
without limiting the generality of paragraph (a) above, at its own cost, promptly register, file, record or enrol any Finance Document to which it is a party with any court or authority in all Pertinent Jurisdictions, pay any stamp, registration or similar tax in all Pertinent Jurisdictions in respect of any Finance Document to which it is a party, give any notice or take any other step which may be or become necessary or desirable for any Finance Document to which it is a party to be valid, enforceable or admissible in evidence or to ensure or protect the priority of any Security Interest which it creates.

12.4	Negative Pledge
The Corporate Guarantor shall procure that no Borrower nor the Shareholder will create or permit to arise any Security Interest, except for Permitted Security Interests, over any of their respective assets which are the subject of a Security Interest created or intended to be created by the Finance Documents.
12.5	No merger etc.
The Corporate Guarantor shall procure that none of the Borrowers will enter into any form of merger, or demerger, amalgamation or any form of reconstruction or reorganisation unless arising in connection with:
(a)
a Qualified IPO (subject to clause 12.4 of the Guarantee entered into by the Shareholder) and the Corporate Guarantor hereby undertakes to provide the Agent with at least 30 days' prior notice of the Shareholder's intention to proceed with a Qualified IPO and request the consent of the Agent (acting on the instructions of the Lenders); or

(b)	a Permitted Ultimate Beneficial Ownership Change (subject to clause 19.l(k)(ii) of the Loan Agreement), in which case the Corporate Guarantor shall be released from its obligations under this Guarantee subject to:
(i)
in the case of a Qualified IPO being effected in accordance with clause 12.4 of the Guarantee entered into by the Shareholder, the Guarantee entered into by the Shareholder remaining valid and in full force and effect; or

(ii)	in the case of a Permitted Ultimate Beneficial Ownership Change being effected in accordance with clause 19.l(k)(ii) of the Loan Agreement:

(A)
the Approved Manager providing, in substitution of this Guarantee, a guarantee of all the Borrowers' obligations under the Loan Agreement and the other Finance Documents in such form as the Agent (acting on the instructions of the Majority Lenders) may require by no later than the date on which the Permitted Ultimate Beneficial Ownership Change is effected; and

(B)
in the event that the Shareholder remains the legal and direct holder of all the issued share capital of each Borrower, the Guarantee entered into by the Shareholder remaining valid and in full force and effect.

12.6	Pari Passu
The Corporate Guarantor shall procure that its liabilities under this Guarantee do and will rank at least pari passu with all its other present and future liabilities, except for liabilities which are mandatorily preferred by law.
13	JUDGMENTS AND CURRENCY INDEMNITY
13.1	Judgments relating to Loan Agreement
This Guarantee shall cover any amount payable by the Borrowers under or in connection with any judgment relating to the Loan Agreement.
13.2	Currency indemnity
In addition, clause 21.4 (currency indemnity) of the Loan Agreement shall apply, with any necessary adaptations, in relation to this Guarantee.
14	SET-OFF
14.1	Application of credit balances
Each Creditor Party may without prior notice:
(a)
apply any balance (whether or not then due) which at any time stands to the credit of any account in the name of the Corporate Guarantor at any office in any country of that Creditor Party in or towards satisfaction of any sum then due from the Corporate Guarantor to that Creditor Party and any other liability of the Corporate Guarantor (whether actual or contingent) under any of the Finance Documents; and

(b)	for that purpose:
(i)	break, or alter the maturity of, all or any part of a deposit of the Corporate Guarantor;
(ii)	convert or translate all or any part of a deposit or other credit balance into Dollars; and/or
(iii)
enter into any other transaction, execute such document or make any entry in the name of the Corporate Guarantor and/or the Creditor Party with regard to the credit balance which the Creditor Party considers appropriate; and/or

(iv)	to combine and/or consolidate and/or liquidate all or any accounts (whether current, deposit, loan or of any other nature whatsoever, whether subject to notice or not and in whatever currency) of the Corporate Guarantor with any office or branch of the Creditor Party.
14.2	Existing rights unaffected
No Creditor Party shall be obliged to exercise any of its rights under Clause 14.1 (Application of credit balances); and those rights shall be without prejudice and in addition to any right of set-off, combination of accounts, charge, lien or other right or remedy to which a Creditor Party is entitled (whether under the general law or any document) including, without limitation, any rights of netting and set-off conferred on the Swap Bank under the Master Agreement.
14.3	Sums deemed due to a Lender
For the purposes of this Clause 14 (Set-Off), a sum payable by the Corporate Guarantor to the Agent or the Security Trustee for distribution to, or for the account of, a Lender shall be treated as a sum due to that Lender; and each Lender's proportion of a sum so payable for distribution to, or for the account of, the Lenders shall be treated as a sum due to that Lender.
15	SUPPLEMENTAL
15.1	Continuing guarantee
Subject to Clause 12.5, this Guarantee shall remain in force as a continuing security at all times during the Security Period.
15.2	Rights cumulative, non-exclusive
The Security Trustee's rights under and in connection with this Guarantee are cumulative, may be exercised as often as appears expedient and shall not be taken to exclude or limit any right or remedy conferred by law.
15.3	No impairment of rights under Guarantee
If the Security Trustee omits to exercise, delays in exercising or invalidly exercises any of its rights under this Guarantee, that shall not impair that or any other right of the Security Trustee under this Guarantee.
15.4	Severability of provisions
If any provision of this Guarantee is or subsequently becomes void, illegal, unenforceable or otherwise invalid, that shall not affect the validity, legality or enforceability of its other provisions.
15.5	Guarantee not affected by other security
This Guarantee shall not impair, nor be impaired by, any other guarantee, any Security Interest or any right of set-off or netting or to combine accounts which the Security Trustee or any other Creditor Party may now or later hold in connection with the Loan Agreement or any other Finance Document.

15.6	Corporate Guarantor bound by Loan Agreement and any other Finance Document
The Corporate Guarantor agrees with the Security Trustee to be bound by all provisions of the Loan Agreement and any other Finance Document which are applicable to the Security Parties in the same way as if those provisions had been set out (with any necessary modifications) in this Guarantee.
15.7	Applicability of provisions of Guarantee to other Security Interests
Any Security Interest which the Corporate Guarantor creates (whether at the time at which it signs this Guarantee or at any later time) to secure any liability under this Guarantee shall be a principal and independent security, and Clauses 3 and 18 shall, with any necessary modifications, apply to it, notwithstanding that the document creating the Security Interest neither describes it as a principal or independent security nor includes provisions similar to Clauses 3 and 18.
15.8	Applicability of provisions of Guarantee to other rights
Clauses 3 and 18 shall also apply to any right of set-off or netting or to combine accounts which the Corporate Guarantor creates by an agreement entered into at the time of this Guarantee or at any later time (notwithstanding that the agreement does not include provisions similar to Clauses 3 and 18), being an agreement referring to this Guarantee.
15.9	Third party rights
A person (other than a Creditor Party) who is not a party to this Guarantee has no right under the Contracts (Rights of Third Parties) Act 1999 ("Third Parties Act") to enforce or to enjoy the benefit of any term of this Guarantee.
15.10	Corporate Guarantor's approval of Loan Agreement and the other Finance Documents
The Corporate Guarantor has read the Loan Agreement, the Master Agreement and the other Finance Documents and understands and approves all the terms and conditions of the Loan Agreement, the Master Agreement and the other Finance Documents.
15.11	Disclosure
(a)	The Corporate Guarantor authorises the Security Trustee, the Agent and each Lender to disclose all information related or connected to:
(i)	the Ships or any other vessel owned or operated by a Security Party;
(ii)	the negotiation, drafting and content of the Loan Agreement and the other Finance Documents;
(iii)	the Loan; or
(iv)	any Security Party,
to any service provider (included but not limited to professional advisers, auditors, lawyers, accountants, surveyors, valuers, insurers, insurance advisers and brokers) or to any other party (including, but not limited to, any Affiliate of the Creditor Parties) in Switzerland or abroad which that Lender may in its discretion deem necessary or desirable in any connection with the Loan Agreement or any other Finance Document for the purpose of the protection or enforcement of the Lenders' rights under the Loan Agreement or any other Finance Document or to any person whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitrations, administrative or other investigations, proceedings or disputes Provided that the Agent shall procure that any recipient of information who is not subject to any applicable laws of confidentiality and/or duty of confidentiality pursuant to its professional code of conduct enters into a confidentiality agreement in respect of any information which is clearly confidential unless an Event of Default has occurred.
(b)
The Corporate Guarantor hereby release the Creditor Parties and each of their Affiliates and each of their officers, directors, employees, head office, professional advisers, auditors and representatives (together, the "Disclosing Party") from any confidentiality obligations or confidentiality restrictions arising from Swiss law or other applicable banking secrecy and data protection legislation which would prevent a Disclosing Party from disclosing any confidential information in accordance with this Clause 15.11 or clause 26.13 (disclosure of information) of the Loan Agreement.

16	ASSIGNMENT
16.1	Assignment by Security Trustee
The Security Trustee may assign its rights under and in connection with this Guarantee to the same extent as it may assign its rights under the Loan Agreement.
17	NOTICES
17.1	Notices to Corporate Guarantor
Any notice or demand to the Corporate Guarantor under or in connection with this Guarantee shall be given by letter or fax at:
c/o TMS Tankers Ltd.
Athens Licensed Shipmanagement Office
Omega Building
80 Kifissias Avenue
Amarousion 15125 Greece
Tel No.: +30 210 8090 400
Fax No: +30 210 8090 405
or to such other address which the Corporate Guarantor may notify to the Security Trustee.
17.2	Application of certain provisions of Loan Agreement
Clauses 28.3, 28.4, 28.5, 28.7 and 28.8 of the Loan Agreement apply to any notice or demand under or in connection with this Guarantee.
17.3	Validity of demands
A demand under this Guarantee shall be valid notwithstanding that it is served:

(a)	on the date on which the amount to which it relates is payable by the Borrowers (or any of them) under the Loan Agreement or any of the other Finance Documents; or
(b)	at the same time as the service of a notice under clause 19.2 of the Loan Agreement;
and a demand under this Guarantee may refer to all amounts payable under or in connection with the Loan Agreement or any other Finance Document without specifying a particular sum or aggregate sum.
17.4	Notices to Security Trustee
Any notice to the Security Trustee under or in connection with this Guarantee shall be sent to the same address and in the same manner as notices to the Security Trustee under the Loan Agreement.
18	INVALIDITY OF LOAN AGREEMENT
18.1	Invalidity of Loan Agreement
In the event of:
(a)
the Loan Agreement now being or later becoming, with immediate or retrospective effect, void, illegal, unenforceable or otherwise invalid for any other reason whatsoever, whether of a similar kind or not; or

(b)
without limiting the scope of paragraph (a), a bankruptcy of the Borrowers (or any of them), the introduction of any law or any other matter resulting in the Borrowers (or any of them) being discharged from liability under the Loan Agreement, or the Loan Agreement ceasing to operate (for example, by interest ceasing to accrue), this Guarantee shall cover any amount which would have been or become payable under or in connection with the Loan Agreement if the Loan Agreement had been and remained entirely valid, legal and enforceable, or the Borrowers had not suffered bankruptcy, or any combination of such events or circumstances, as the case may be, and the Borrowers had remained fully liable under it for liabilities whether invalidly incurred or validly incurred but subsequently retrospectively invalidated; and references in this Guarantee to amounts payable by the Borrowers under or in connection with the Loan Agreement shall include references to any amount which would have so been or become payable as aforesaid.
18.2	Invalidity of Finance Documents
Clause 18.1 also applies to each of the other Finance Documents to which the Borrowers (or any of them) are a party.
19	GOVERNING LAW AND JURISDICTION
19.1	English law
This Guarantee and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, English law.

19.2	Exclusive English jurisdiction
Subject to Clause 19.3, the courts of England shall have exclusive jurisdiction to settle any Dispute.
19.3	Choice of forum for the exclusive benefit of the Security Trustee
Clause 19.2 is for the exclusive benefit of the Security Trustee, which reserves the rights:
(a)	to commence proceedings in relation to any Dispute in the courts of any country other than England and which have or claim jurisdiction to that Dispute; and
(b)	to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in England or without commencing proceedings in England.
The Corporate Guarantor shall not commence any proceedings in any country other than England in relation to a Dispute.
19.4	Process agent
The Corporate Guarantor irrevocably appoints Ince Process Agents Ltd its registered office for the time being, presently at Aldgate Tower, 2 Leman Street, London El 8QW, England to act as its agent to receive and accept on its behalf any process or other document relating to any proceedings in the English courts which are connected with a Dispute.
19.5	Creditor Parties' rights unaffected
Nothing in this Clause 19 shall exclude or limit any right which any Creditor Party may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.
19.6	Meaning of "proceedings"
In this Clause 19, "proceedings" means proceedings of any kind, including an application for a provisional or protective measure and a "Dispute" means any dispute arising out of or in connection with this Guarantee (including a dispute relating to the existence, validity or termination of this Guarantee) or any non-contractual obligation arising out of or in connection with this Guarantee.
This Guarantee has been entered into on the date stated at the beginning of this Guarantee.

EXECUTION PAGE
CORPORATE GUARANTOR

Signed by Savvas Tournis	)	/s/Savvas Tournis
for and on behalf of	)
DRYSHIPS INC.	)
in the presence of:	)
ILIAS VASSILIOS TSIGOS		/s/Ilias Vassilios Tsigos
Attorney-at-Law Watson Farley & Williams 348 Syngrou Avenue Athens Greece

SECURITY TRUSTEE

Signed by Dimitris Karamacheras	)	/s/Dimitris Karamacheras
for and on behalf of	)
CRESDIT SUISSE AG	)
in the presence of:	)
ILIAS VASSILIOS TSIGOS		/s/Ilias Vassilios Tsigos
Attorney-at-Law Watson Farley & Williams 348 Syngrou Avenue 176 74 Kallithea Athens Greece

SCHEDULE 1
FORM OF COMPLIANCE CERTIFICATE
To:	Credit Suisse AG as Security Trustee

From:	Dryships Inc. Trust Company Complex Ajeltake Road Ajeltake Island Majuro, Marshall Islands MH96960

Dated: [•]
Dear Sirs
Tortuga Owners Inc., Cecilia Owning Company Limited, Faros Owners Inc. and Regina Owners Inc. - $90,000,000 Loan Agreement dated[•] January 2018 (the "Agreement") and Guarantee dated[•] January 2018 (the "Guarantee")
1
We refer to the Agreement and the Guarantee. This is a Compliance Certificate. Terms defined in the Agreement and the Guarantee have the same meaning when used in this Compliance Certificate unless given a different meaning in this Compliance Certificate.

2	We confirm that:
(a)
as at the [6-month][12-month] period ending on [•]to which the financial statements referred to below were prepared, the Corporate Guarantor is in compliance with the following covenants under Clause 11.16 (financial covenants):

(i)	the Working Capital is [•];
(ii)	the Cash and Cash Equivalents are$[•];
(iii)	the ratio of Total Net Liabilities to Net Market Value Adjusted Total Assets is[•];
(iv)	the Market Value Adjusted Net Worth is [•];
(v)
To evidence such compliance, we attach a copy of the latest semi-annual consolidated financial statements of the Group together with calculations and evidence setting out in reasonable detail the data and calculations made above (including valuations in a form acceptable to the Agent evidencing the Market Value of each Fleet Vessel which were used to calculate the Market Value Adjusted Total Assets of the Group as at[•]).

3	We confirm that no Default is continuing.*
Signed: _________________________
[Chief Financial Officer][Authorised Officer][Authorised person]
of
DRYSHIPS INC.
*If this statement cannot be made, the Compliance Certificate should identify any Default that is continuing and the steps, if any, being taken to remedy it.